Exhibit 19

COMCAST CORPORATION

Insider Trading Policies and Procedures

Comcast Corporation’s insider trading policies and procedures are set forth on Annexes A-C.

Annex A

Insider Trading and Stock Tipping Policy

1.0 Purpose
Comcast Corporation and its consolidated subsidiaries (collectively, the “Company”), including Comcast Corporate, Comcast Cable, NBCUniversal, and Sky (each a “Business Unit”), are committed to complying with securities laws, including the federal and state securities laws of the United States (collectively, “securities laws”), which prohibit insider trading.
The Company has adopted this Insider Trading and Stock Tipping Policy (this “Policy”) to reinforce the Company’s prohibition of insider trading and illegal stock tipping, and help protect the Company, and its employees and directors from potential violations of insider trading under the securities laws.
2.0 Applicable To
This Policy applies to all Company employees and to all directors of Comcast Corporation (collectively, “employees”).
3.0 Principles and Definitions
The Company strictly prohibits insider trading. Insider trading is against the law, can lead to serious penalties, and can harm the Company’s reputation. As a result, we strictly prohibit using material, non-public information to buy or sell securities of our Company or sharing that information with others. We also strictly prohibit the buying or selling of securities of another company if an employee learns material, non-public information about that other company through such employee’s work at the Company.
For purposes of this Policy, “securities” are broadly defined to include stock, put and call options, other derivatives, debt securities (such as bonds and notes), stock issued under Company-sponsored stock purchase plans, and any other similar equity or debt or instruments of Comcast Corporation, Comcast Cable, NBCUniversal, Sky, or of another company. As such, all forms of hedging or monetization transactions and other complex transactions that involve securities should be considered trades in securities for purposes of this Policy.
Information is “material” if there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, sell, or hold a security. Some examples of information that could potentially be considered material, depending on the actual context and the company in question, include:
•earnings announcements;
•near-term financial forecasts;
•significant financial developments (including new dividend or share repurchase actions);
•possible acquisitions or divestitures;
•important product, technology, or strategy developments;

•significant commercial contracts;
•withdrawal of audit opinions;
•bankruptcy;
•cybersecurity incidents that significantly compromise operations or expose or lose a significant amount of customer or other sensitive information; and
•major litigation and governmental investigations.

Information is “nonpublic” if it has not yet been widely disseminated publicly, such as through press releases, including quarterly earnings releases, filings with the U.S. Securities and Exchange Commission, shareholder conferences where executives speak that are open to the public, and news reports based on information provided by the Company.
“Another company” could include the Company’s suppliers, contractors, customers, business partners, companies in which the Company has an investment, or other similar third parties with whom the Company does business.
4.0 Requirements and Procedures
4.1 Insider Trading Prohibition
Employees are prohibited from buying, selling, or otherwise trading, directly or indirectly through another person or entity, the following:
•A security of the Company based on material, nonpublic information that they learned in the course of their work; or
•A security of another company, if the employee learns material, nonpublic information about that other company through such employee's work at the Company.
4.2 Illegal Stock Tipping Prohibition
Employees also are prohibited from illegal stock “tipping”, which is recommending or suggesting that anyone else buy, sell, or otherwise trade a security of the Company or another company based on material, nonpublic information described above in Section 4.1.

Both the tipper (the person providing the information) and the tippee (the person who receives the information) violate insider trading laws if the tippee then trades in that security based on the material, nonpublic information provided by the tipper, even if the tipper did not trade in the security.
4.3 Other Related Requirements
In addition, under the Comcast Corporation Fair Disclosure Policy, employees may not disclose material, nonpublic information about the Company to analysts, shareholders, or other securities market professionals, when the Company has not publicly disclosed such material, nonpublic information simultaneously, without authorized approval.

Consistent with the Safeguard Proprietary and Confidential Information section of the Code of Conduct, an employee must protect confidential information, including material information, that they learn in the course of their work – regarding the Company or another company – and guard against its unauthorized use or dissemination.
Each employee is responsible for adhering to this Policy and any other policies and procedures applicable to their Business Unit, including any policies and procedures applicable to the Company’s news organizations.
5.0 Consequences of Violations
Insider trading is against the law. Employees who violate the law (and anyone who illegally trades on information provided by an employee) may be subject to severe penalties, including imprisonment, disgorgement (forfeit) of profits, substantial fines, and monetary damages.
In addition, failure to comply with this Policy may result in disciplinary action, including but not limited to termination of employment, impact to compensation, or other appropriate action, regardless of an employee’s title or tenure.
6.0 Reporting Violations or Concerns
The Company expects employees to report any suspected or actual violations of this Policy by contacting their manager or another local leader; a Human Resources representative; Legal (including Compliance); or the Helpline or Web Portal. For more information on the available reporting channels, visit your Business Unit’s intranet, www.ComcastNBCUniversalListens.com, or www.ComcastSkyListens.com.
Company policy prohibits retaliation against any employee who in good faith raises a concern or assists in the investigation of suspected illegal or unethical conduct, even if a reported concern is ultimately unsubstantiated.
Nothing in this Policy or any other Company policy limits an employee’s ability to communicate with or provide information to any governmental agency or commission, including the U.S. Securities and Exchange Commission or foreign equivalent, regarding possible legal violations without disclosure to the Company, as protected under applicable whistleblower laws.
7.0 Points of Contact
For inquiries about this Policy or for general questions about insider trading compliance requirements, employees should contact the Comcast Corporate Securities and Governance Group in the Comcast Corporate Law Department, or their Business Unit’s Compliance Group.
8.0 Policy Owner
Comcast Corporate Securities and Governance Group.

Annex B

Blackout Period and Pre-Clearance Policy

Introduction

This policy describes our policy regarding blackout periods and pre-clearance procedures for trading in Comcast’s equity and debt securities and NBCUniversal’s and Sky’s debt securities (collectively, “Company securities”) by our directors, executive officers and other employees designated by Comcast’s Chief Legal Officer. While all employees and directors subject to this policy must refrain from trading during certain blackout periods, certain senior level employees and directors have additional requirements to pre-clear trades involving Company securities as described below.

In all instances, as set forth in our Code of Conduct, no employee or director may trade, directly or indirectly, in Company securities while he or she is aware of material, nonpublic information.
Blackout Periods
Quarterly Blackout Periods.  Our announcement of quarterly financial results almost always has the potential to have a material effect on the market for our securities. Therefore, to avoid even the appearance of trading while aware of material, nonpublic information, our directors, executive officers and other employees designated by Comcast’s Chief Legal Officer or his or her designee may not, either directly or indirectly through family members, controlled trusts or entities or otherwise, engage in any transaction involving Company securities as described below during a quarterly blackout period. Each quarterly blackout period begins on the tenth to last trading day of each fiscal quarter and ends after the first full trading day following the issuance of our quarterly earnings release.  Comcast’s Chief Legal Officer or his or her designee(s) will send persons subject to quarterly blackout periods an email reminder before the start of each period.
Event-Specific Blackout Periods. From time to time, facts and circumstances may arise that are potentially material to our company.  In such an instance, Comcast’s Chief Legal Officer or his or her designee may require that certain persons not trade in Company securities or another company’s securities while the potentially material information remains nonpublic.  The existence of an event-specific blackout period will not be announced to anyone other than those who are subject to that blackout period. Any person made aware of the existence of an event-specific blackout period may not disclose its existence to any other person.
Pre-Clearance Procedures
In addition to being subject to our quarterly blackout periods, our directors, executive officers and certain senior level employees designated by Comcast’s Chief Legal Officer or his or her designee may not at any time (even if outside of a blackout period), either directly or indirectly through family members, controlled trusts or entities or otherwise, engage in any transaction involving Company securities as described below without first obtaining pre-clearance of the transaction from Comcast’s Chief Legal Officer or his or her designees. Comcast’s Chief Legal Officer or his designees are under no obligation to approve a transaction submitted for pre-clearance or to disclose the reason for not approving it.
Because express permission is at all times required for such persons to trade, limit orders (in which a broker is instructed to buy or sell a specified number of shares in the future if and when the stock reaches a predetermined price) are prohibited, unless they are effected pursuant to a written trading plan entered into in accordance with our Rule 10b5-1 Trading Plan Policy; see “Rule 10b5-1 Trading Plans” below for more information.
Types of Transactions Covered by the Policy
Trading restrictions during our quarterly blackout periods and/or pre-clearance requirements apply to the following types of transactions involving Company securities:
•buying or selling Company securities;
•gifting Company securities (other than transactions involving family trusts for estate planning purposes);
•exercising stock options (except for the limited exception for expiring options provided below and for options that automatically exercise upon expiration);
•the sale of stock acquired through an employee stock purchase plan or sharesave plan;
•initiating or terminating elections to reinvest cash dividends in Comcast stock; and
•entering into hedging or monetization transactions, such as put or call options, collars and forward sale contracts.
These restrictions apply to all trading activity, whether direct or indirect through family members, controlled trusts or entities or otherwise. However, these restrictions do not apply to trades in broker discretionary, or managed, accounts unless (i) you instruct your broker or investment advisor to make specific investments in securities covered by this policy or (ii) you are subject to Section 16 of the Securities Exchange Act.
For those also subject to the pre-clearance procedures, in addition to the transactions described above, the following types of transactions must be pre-cleared:

•margining securities or loans secured by, or pledges of, securities;
•contributing securities to a family trust or other estate planning transactions;
•making a diversification election of restricted stock into a deferred compensation account or investing activities in a stock fund in the deferred compensation plan; and
•making any other transfer not expressly permitted below.

This policy does not apply to the following types of transactions:
•initiating or changing payroll deductions in an employee stock purchase or sharesave plan;

•continuing to reinvest cash dividends in Comcast stock pursuant to an existing dividend reinvestment plan; or
•exercising a stock option that is scheduled to expire during a blackout period, provided that, Comcast’s Chief Legal Officer or his designee first grants you permission to do so and you do not sell any Company securities acquired upon exercising such stock option.

Rule 10b5-1 Trading Plans
Persons subject to the quarterly blackout periods and/or pre-clearance procedures may consider entering into a written Rule 10b5-1 trading plan with respect to Comcast stock. All persons subject to the quarterly blackout periods and/or pre-clearance procedures who wish to enter into a Rule 10b5-1 trading plan must first pre-clear the plan with Comcast’s Chief Legal Officer or his or her designee as required by our Rule 10b5-1 Trading Plan Policy. Trades in Comcast stock pursuant to a Rule 10b5-1 trading plan that is entered into in accordance with our Rule 10b5-1 Trading Plan Policy may be effected during a quarterly blackout period and without further pre-clearance. Our Rule 10b5-1 Trading Plan Policy is attached as Appendix I.
Post-Employment Transactions
Even after a person’s employment terminates, he or she may not trade in Company securities while aware of any material, nonpublic information.

Appendix I

Rule 10b5-1 Trading Plan Policy

Introduction

U.S. federal securities laws and the Code of Conduct of Comcast Corporation and its subsidiaries prohibit the purchase or sale of company securities on the basis of material nonpublic information about the securities of the company. As described below, Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), may provide a “safe harbor” under which transactions in company securities will not be deemed in violation of this “insider trading” prohibition. Comcast has adopted this policy to set forth the terms and conditions under which it will permit employees and directors who are subject to its Blackout Period and Pre-Clearance Policy (“Covered Persons”)1 to enter into trading plans under Rule 10b5-1.2

Under Rule 10b5-1, the U.S. Securities and Exchange Commission (“SEC”) provides a tool for managing the risk of insider trading by establishing an affirmative defense so that purchases and sales of securities which satisfy the objective and subjective conditions of the rule will not be deemed made “on the basis of” material nonpublic information. The tool can be a binding contract, an instruction to another person to purchase or sell securities or a written plan to purchase or sell securities, in each case that complies with all the applicable requirements of Rule 10b5-1. Any such binding contract, instruction or written plan, referred to in this policy as a “Trading Plan,” must also comply with the more restrictive provisions of this policy.

Types of Trading Plans Permitted

A Trading Plan must:

1.specify the amount, price and date of purchases or sales of securities,
2.include a formula or other method for determining the amount, price and date of purchases or sales of securities, or
3.prohibit any subsequent influence over how, when or whether to effect purchases or sales of securities.

A Trading Plan may provide for the exercise of stock options, the sale of shares acquired from a stock option exercise, or the sale of restricted stock upon vesting.
1 All of Comcast’s directors and executive officers are Covered Persons. Comcast’s Chief Legal Officer or his designee determines which other employees are Covered Persons and communicates information regarding blackout periods to Covered Persons at least quarterly.

2 An employee who is not subject to Comcast’s Blackout Period and Pre-Clearance Policy may enter into a Rule 10b5-1 trading plan consistent with the requirements set forth in this policy without Comcast’s pre-clearance. Such employee must (i) enter into, modify or terminate such trading plan only when not aware of any material nonpublic information about the securities of the company and (ii) comply with all other requirements of this policy applicable to Non-Section 16 Insiders.

Limitations on When a Covered Person May Enter into a Trading Plan

A Covered Person may enter into a Trading Plan only during a “Permitted Time,” which is a time when the person can otherwise purchase or sell securities under the Blackout Period and Pre-Clearance Policy and the Insider Trading and Stock Tipping Policy (i.e., not during a quarterly blackout period, event-specific blackout period or otherwise when the person is aware of material nonpublic information). A Covered Person must (i) enter into a Trading Plan in good faith and not as part of a plan or scheme to evade the insider trading laws or Comcast policy3 and (ii) act in good faith with respect to a Trading Plan throughout its duration.

A Covered Person may not enter into more than two Trading Plans in any calendar year. In addition, if a Trading Plan is only for one trade (i.e., a single-trade plan), a Covered Person may not enter into another Trading Plan within a 12-month period following the adoption of such Trading Plan.

Rule 10b5-1 does not permit a person to enter into or alter a corresponding or hedging transaction or position with respect to the securities contained in a Trading Plan, and a Covered Person may not enter into multiple overlapping trading plans, i.e., plans that are designed to set up pre-existing hedged trading programs.

Pre-Clearance of Trading Plans

A Covered Person must obtain written pre-clearance from Comcast’s Chief Legal Officer or his or her designee before entering into a Trading Plan. Upon request, Comcast will (i) provide a Covered Person’s broker with a letter attaching a current copy of this policy and (ii) acknowledge to a Covered Person’s broker that the Covered Person may then enter into a Trading Plan (i.e., it is then a Permitted Time). It is the Covered Person’s, and his or her broker’s, responsibility to assure that a Trading Plan complies with this policy. Comcast is not required to approve a Trading Plan, sign any Trading Plan documents (other than for the purpose of the acknowledgement specified above) or provide any representations or indemnities to a Covered Person or his or her broker. Comcast reserves the right, however, to pre-approve a Trading Plan. Pre-clearance by Comcast’s Chief Legal Officer or his or her designee for a Covered Person to enter into a Trading Plan will not be deemed confirmation that the Trading Plan complies with this policy. However, a Trading Plan with Comcast’s stock plan administrator shall be deemed in compliance with this policy.

Cooling-Off Periods

Section 16 Insiders

The first trade under a Trading Plan for Section 16 Insiders may not occur until the later of (i) 90 calendar days following the date on which the Trading Plan is entered into or modified or (ii) two business days following the filing of the Annual Report on Form 10-K (the “10-K”) or Quarterly

Report on Form 10-Q (the “10-Q”) if a Trading Plan is entered into or modified during the quarterly period covered by the 10-K or 10-Q.

Non-Section 16 Insiders

The first trade under a Trading Plan for employees other than Section 16 Insiders (“Non-Section 16 Insiders”) may not occur until on or after 30 calendar days following the date on which the Trading Plan is adopted or modified.

Limitation on When a Covered Person May Modify or Terminate a Trading Plan

A Covered Person may modify or terminate a Trading Plan only (i) during a Permitted Time and (ii) with the prior written approval of both Comcast’s Chief Legal Officer and Chief Financial Officer. The approving persons shall determine, in their sole judgment and at their sole discretion, whether the proposed modification or termination is appropriate under the circumstances.

Suspension

All Trading Plans must permit Comcast to suspend purchases and sales of securities if Comcast notifies the broker that such a suspension is required by law, regulation or court order, if this policy is amended or if other events occur that would prohibit sales under such Trading Plan.

Public Disclosure

Comcast is required to publicly disclose in its periodic reports under the Exchange Act the adoption, modification or termination of Trading Plans by Section 16 Insiders, including the identity of the Section 16 Insider and a description of the material terms of a Trading Plan (e.g. date of adoption or termination, duration and the aggregate amount of securities to be sold or purchased under the Trading Plan). If applicable, Comcast must also publicly disclose in its periodic reports any trading plans adopted or terminated by any Section 16 Insiders, whether or not adopted under Rule 10b5-1, along with a description of their material terms.

Adoption of a Trading Plan does not eliminate the need for filing with the SEC of Forms 4 or 144, if otherwise required. Persons who file Forms 4 must check a box indicating that a transaction was made pursuant to a Trading Plan. Forms 144 are valid only for 90 days and persons who file Forms 144 in connection with a Trading Plan must indicate on the Form 144 (in the applicable location) the date of the Trading Plan.

Annex C

Repurchase Procedures of Comcast Securities

Introduction

From time to time, the Board of Directors of Comcast Corporation may authorize (i) one or more programs to repurchase its Class A common stock (the “common stock”) and (ii) repurchases of debt securities of Comcast and its subsidiaries (together with the common stock, the “securities”). Management is typically delegated authority to determine the size, manner and timing of such repurchases, subject to the terms of the applicable authorization. At management’s direction, repurchases of securities may be effected in the open market or in private transactions.

Procedures

Common Stock
Comcast may repurchase its common stock in accordance with the Board’s authorization, including through trading arrangements that are intended to satisfy Rule 10b5-1 of the U.S. Securities Exchange Act of 1934 (each a “Rule 10b5-1 trading arrangement”) or otherwise. During a quarterly or event-specific blackout period under Comcast’s Blackout Period and Pre-Clearance Policy, Comcast may repurchase its common stock solely pursuant to then-existing Rule 10b5-1 trading arrangements, unless otherwise approved by the Chief Legal Officer. The President, the Chief Financial Officer and the Chief Legal Officer must determine that there is no material non-public information with respect to the common stock before the Company adopts a Rule 10b5-1 trading arrangement and must otherwise approve repurchases of common stock other than pursuant to a Rule 10b5-1 trading arrangement. As any deem appropriate, in their discretion, such officers may communicate with other knowledgeable Comcast officers in making such determination. Repurchases of common stock should be generally designed to satisfy the non-exclusive safe harbor of Rule 10b-18 of the Exchange Act and be made in compliance with applicable securities laws.

Debt Securities
Comcast may repurchase its debt securities from time to time in such amounts as determined in accordance with Comcast policies after confirming with the Chief Legal Officer and Chief Financial Officer. This procedure does not apply to redemptions.